UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 2025

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

LATAM AIRLINES GROUP S.A.

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2025 and for the six-month period ended June 30, 2025 and 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LATAM Airlines Group S.A.

	By:	/s/ Ricardo Bottas Dourado
		Name:	Ricardo Bottas Dourado
		Title:	Chief Financial Officer
Date: August 13, 2025

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